

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 26, 2018

Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re: Ulta Beauty, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2018**
> **Filed April 3, 2018**
> **Form 10-Q for the Quarterly Period Ended May 5, 2018**
> **Filed June 1, 2018**
> **Form 8-K filed on March 15, 2018**
> **File No. 001-33764**

Dear Mr. Settersten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 3, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit, page 32

1. To the extent material, please separately discuss and quantify the effect e-commerce sales have on your gross profit.

Form 10-Q for the Quarterly Period ended May 5, 2018

Item 1 Financial Statements

Notes to Consolidated Financial Statements

1. Business and basis of presentation, page 7

2. We note from your disclosure on page 16 that you aggregate your retail stores, salon services, and e-commerce operating segments into one reportable segment. It appears from your disclosure on page 12 and from your fourth quarter 2017 earnings call transcript that e-commerce net sales were 10% and "nearly 30%" of total net sales for the first quarter of 2018 and fourth quarter of 2017, respectively. Explain to us how you evaluated the aggregation criteria in ASC 280-10-50-11 in determining you have only one reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics. We note from your most recent Forms 10-K and 10-Q that retail store and e-commerce comparable sales increases were materially different for all periods presented. We further note management's statements during your fourth quarter 2017 earnings call that e-commerce sales have margins below that of your brick and mortar business.

Form 8-K filed March 15, 2018

3. We note that you adjust diluted EPS for the one-time hourly associates bonus on an after-tax basis. In future filings, please present such adjustments on a pre-tax basis with separate disclosure of the related income tax impact to comply with Non-GAAP Financial Measures C&DI 102.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products